SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

E COM VENTURES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

848907 10 1

(CUSIP Number)

Anthony Silverman
7305 E. Del Acero Drive
Scottsdale, Arizona 85258
480.657.7083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [    ]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848907 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (For each of the Reporting Persons)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America (For each of the Reporting Persons)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109.204

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 109.204

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,204

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.3% (Based on a total of 2,506,834 shares of Common Stock issued as stated in the Issuer’s Quarterly Report on Form 10Q, filed on December 17, 2002

14.	Type of Reporting Person (See Instructions) IN (For each Reporting Person)

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value, (the “Common Stock”), of E Com Ventures, Inc., (E Com) a Florida corporation (the “Issuer”).  The principal Executive Office of the Issuer is located at 11701 NW 101st Road, Miami, FL 33178.

Item 2.	Identity and Background

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, Arizona 85258. He is a private investor who, for the greater part of the past 10 years has engaged in business as a registered securities professional.

The Reporting Person is a citizen of the United States.
The Reporting Person has not during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

The Reporting Person was not during the past five years, and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person purchased for his own account the number of shares of the Common Stock of the Issuer shown above in the open market with his own funds.

Item 4.	Purpose of Transaction
The Reporting Person acquired the Common Stock in the open market for general investment purposes.

Since the date of the last Schedule 13D filed by Mr. Silverman, he purchased, from May 6, 2003 through October 16, 2003, an aggregate 19,650 shares in the open market at prices ranging from $3.10 to $13.20 per share and sold, from May 20 through December 12, 2003, 110,846 shares in the open market at prices ranging from $42.5 to $15.15 per share.

Except as further described in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2003
Date
/s/ Anthony Silverman
Signature
Anthony Silverman
Name/Title

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL

CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).